UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2025

Commission File No. 001-34184

SILVERCORP METALS INC.
(Translation of registrant’s name into English)

Suite 1750 - 1066 West Hastings Street
Vancouver, BC Canada V6E 3X1
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

Form 20-F [   ] Form 40-F [ X ]

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: December 22, 2025	SILVERCORP METALS INC.

/s/ Jonathan Hoyles
Jonathan Hoyles
General Counsel and Corporate Secretary

EXHIBIT INDEX

EXHIBIT	DESCRIPTION OF EXHIBIT

99.1	News Release - December 22, 2025 - Silvercorp Delivers Robust PEA for Condor Gold Project in Ecuador
99.2	CONSENT OF QUALIFIED PERSON - MARK WANLESS
99.3	CONSENT OF QUALIFIED PERSON - BENNY ZHANG
99.4	CONSENT OF QUALIFIED PERSON - SEAN KAUTZMAN
99.5	CONSENT OF QUALIFIED PERSON - MARK LISKOWICH
99.6	CONSENT OF QUALIFIED PERSON - JIANHUI HUANG
99.7	CONSENT OF QUALIFIED PERSON - CHRIS JOHNS
99.8	CONSENT OF QUALIFIED PERSON - JINXING JI
99.9	CONSENT OF QUALIFIED PERSON - GUOLIANG MA